Form 20-F
Air Water Ventures Ltd
filed 2026-08-20
CIK 2092314

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _______

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: August 14, 2026

For the transition period from               to

Commission file number: 001-43448

Air Water Ventures Limited

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

c/o Air Water Ventures Ltd Unit 3, Kizad KLP FZ, Kizad Abu Dhabi, UAE PO Box 109214 Telephone: +1 305-939-4922	David Tuerff Chief Financial Officer Unit 3, Kizad KLP FZ, Kizad Abu Dhabi, UAE PO Box 109214 Telephone: +1 305-939-4922
(Address of principal executive offices)	(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.0001 per share	WATR	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the shell company report:

On August 14, 2026, the issuer had 31,639,454 Ordinary Shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

☐ Large accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer	☒ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐U.S. GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

i

Explanatory Note

On August 14, 2026 (the “Closing Date”), Air Water Ventures Limited, a Cayman Islands exempted company (“PubCo”), consummated the previously announced business combination pursuant to the Business Combination Agreement, dated as of August 25, 2025 (as amended by that certain Amendment to Business Combination Agreement, dated as of December 31, 2025 and that Second Amendment to Business Combination Agreement, dated as of June 5, 2026, the “Business Combination Agreement”), by and among PubCo, Inflection Point Acquisition Corp. III, a Cayman Islands exempted company (“Inflection Point” or “SPAC”), Air Water Ventures Holdings Limited, a Cayman Islands exempted company (“Air Water Holdings”), and IPCX Merger Sub Limited, a Cayman Islands exempted company (“Merger Sub”). Unless otherwise stated or the context otherwise requires, capitalized terms used but not defined herein have the meanings assigned to them in the Business Combination Agreement.

As of the Closing Date, the following transactions listed below occurred pursuant to the terms of the Business Combination Agreement (collectively, the “Transactions”).

Conversion of Securities

One day prior to the date of the First Merger Effective Time (as defined below):

●	each Inflection Point Unit issued and outstanding automatically detached into one (1) Inflection Point Class A Ordinary Share and one Inflection Point Right;

●	each Inflection Point Class B Ordinary Share issued and outstanding automatically converted into one (1) Inflection Point Class A Ordinary Share; and

●	each Inflection Point Right issued and outstanding automatically converted into one-tenth (1/10) of one Inflection Point Class A Ordinary Share (the “Rights Conversion”) (provided, that if a holder of Inflection Point Rights was entitled to receive a fraction of a Inflection Point Class A Ordinary Share upon the Rights Conversion, the number of Inflection Point Class A Ordinary Shares issued to such holder upon the Rights Conversion was rounded down to the nearest whole number of Inflection Point Class A Ordinary Shares without cash settlement for such rounded fraction).

At the effective time of the First Merger (the “First Merger Effective Time”), by virtue of the First Merger and without any action on the part of any party or the holders of securities of Inflection Point or PubCo:

●	each Inflection Point Class A Ordinary Share (other than any Excluded Shares, SPAC Dissenting Shares and Redeeming SPAC Shares) issued and outstanding immediately prior to the First Merger Effective Time converted into the right to receive one (1) PubCo Ordinary Share; and

●	each PubCo Ordinary Share issued and outstanding immediately prior to the First Merger Effective Time, standing in the name of the PubCo Sole Shareholder in the register of members of PubCo, was irrevocably surrendered by the PubCo Sole Shareholder to PubCo for cancellation and for consideration equal to the subscription price (if any) that the PubCo Sole Shareholder paid for such PubCo Ordinary Share.

At the effective time of the Second Merger (“Second Merger Effective Time”), by virtue of the Second Merger and without any action on the part of any party or the holders of securities of Air Water Holdings or PubCo:

●	each Air Water Holdings Ordinary Share issued and outstanding immediately prior to the Second Merger Effective Time converted into the right to receive a number of PubCo Ordinary Shares equal to (i) that number of PubCo Ordinary Shares determined by dividing (x) $300,000,000 by (y) the Redemption Price; divided by (ii) the total number of Air Water Holdings Ordinary Shares (including Air Water Holdings Ordinary Shares underlying Air Water Holdings RSUs) issued and outstanding immediately prior to the Second Merger Effective Time (the “Exchange Ratio”);

●	each Air Water Holdings Series A-1 Preferred Share issued and outstanding immediately prior to the Second Merger Effective Time converted into the right to receive a number of PubCo Series A Preferred Shares equal to (i) the aggregate Accrued Value attributable to such Air Water Holdings Series A-1 Preferred Share divided by (ii) the PubCo Preferred Share Issue Price;

●	each Air Water Holdings Series A-2 Preferred Share issued and outstanding immediately prior to the Second Merger Effective Time converted into the right to receive a number of PubCo Series A Preferred Shares equal to (i) the aggregate Accrued Value attributable to such Air Water Holdings Series A-2 Preferred Share divided by (ii) the PubCo Preferred Share Issue Price;

●	each Air Water Holdings Warrant issued and outstanding immediately prior to the Second Merger Effective Time issued pursuant to a Subscription Agreement, converted into the right to receive a PubCo Series A Investor Warrant exercisable for a number of PubCo Ordinary Shares equal to (i) the number of Air Water Holdings Ordinary Shares issuable upon conversion of the applicable Pre-Funded PIPE Investor’s or PIPE Investor’s Air Water Holdings Series A Preferred Shares upon a hypothetical conversion of such Air Water Holdings Series A Preferred Shares immediately prior to the Second Merger multiplied by (ii) the Exchange Ratio;

●	each Air Water Holdings Warrant issued and outstanding immediately prior to the Second Merger Effective Time which was not issued pursuant to a Subscription Agreement, converted into the right to receive a PubCo Series A Investor Warrant exercisable for a number of PubCo Ordinary Shares equal to the number of Air Water Holdings Ordinary Shares issuable upon a hypothetical conversion of such Air Water Holdings Warrant as of immediately prior to the Second Merger;

●	each Air Water Holdings RSU issued and outstanding immediately prior to the Second Merger Effective Time converted into the right to receive restricted stock units subject to PubCo Ordinary Shares on the same terms and conditions (including applicable vesting, settlement and termination provisions) as were in effect with respect to each such award of Air Water Holdings RSUs; provided, that each award of Air Water Holdings RSUs immediately prior to the Second Merger Effective Time was subject to the number of PubCo Ordinary Shares equal to the product of (i) the number of whole Air Water Holdings Ordinary Shares that were subject to such award of Air Water Holdings RSUs (with any fractional share otherwise resulting rounded down to the nearest whole share) immediately prior to the Second Merger Effective Time, multiplied by (ii) the Exchange Ratio;

●	each Air Water Holdings PSU issued and outstanding and unvested immediately prior to the Second Merger Effective Time was assumed and converted into the right to receive performance-based restricted stock units subject to PubCo Ordinary Shares on the same terms and conditions (including applicable performance vesting criteria and other applicable settlement and termination provisions) as were in effect with respect to each such award of Air Water Holdings PSUs immediately prior to the Second Merger Effective Time; provided, that each award of Air Water Holdings PSUs immediately prior to the Second Merger Effective Time was subject to a number of PubCo Ordinary Shares, determined based on the pro-rata portion of Earnout Shares attributable to such PSU Holder’s Air Water Holdings RSUs, subject to achievement of the applicable Triggering Event (with any fractional share otherwise resulting rounded down to the nearest whole share); and

●	each ordinary share of $1.00 par value per share of Merger Sub issued and outstanding immediately prior to the Second Merger Effective Time converted into one validly issued, fully paid and non-assessable ordinary share of the Second Surviving Company.

Earnout Shares

Following the Closing, PubCo will issue to Eligible Air Water Holdings Equityholders and the PSU Holders up to 20,000,000 additional PubCo Ordinary Shares in the aggregate (the “Earnout Shares”) in four tranches of 5,000,000, respectively, if:

●	on or prior to the quarter ending December 31, 2027, the Revenue Run Rate equals or exceeds $80,000,000;

●	on or prior to the quarter ending December 31, 2027, the EBITDA Run Rate equals or exceeds $30,000,000;

●	on or prior to the quarter ending June 30, 2028, (a) the Revenue Run Rate equals or exceeds $160,000,000 and (b) the EBITDA Run Rate equals or exceeds $70,000,000; and

●	within the Earnout Period, the Ordinary Share Price is greater than or equal to $20.00.

Prior to Closing, a total of 24,548,661 Inflection Point Class A Ordinary Shares included in the Inflection Point Units issued in Inflection Point’s initial public offering (the “Inflection Point Public Shares”) were redeemed for a value of approximately $256,909,016.41, resulting in a total of 751,339 Inflection Point Class A Ordinary Shares remaining issued and outstanding as of the Closing Date. As of Closing, the amount standing to the balance of the Trust Account was approximately $7,862,985. As of August 14, 2026, subsequent to Closing, there were 31,639,454 PubCo Ordinary Shares outstanding.

Prior to the completion of the Transactions, PubCo did not conduct any material activities other than those incident to its formation and the matters contemplated by the Business Combination Agreement, such as the making of certain required securities law filings. Upon the closing of the Transactions, PubCo became the direct parent of the surviving company of the Second Merger (after such merger the surviving company was renamed Air Water Ventures Holdings Limited and such surviving company is referred to herein as “Air Water OpCo”), resulting in a combined company whereby PubCo will own Air Water OpCo and substantially all of the assets and the business of the combined company will be held and operated by Air Water OpCo and its subsidiaries.

Company Support Agreement

Concurrently with the execution of the Business Combination Agreement, Inflection Point entered into Company Support Agreements (each, a “Company Support Agreement”) with Air Water Holdings, PubCo and certain shareholders of Air Water Holdings (collectively, the “Supporting Shareholders”), pursuant to which each Supporting Shareholder agreed to, among other things, (i) vote Air Water Holdings Ordinary Shares held by such Supporting Shareholder (together with any other equity securities thereafter acquired by such Supporting Shareholder, the “Air Water Holdings Subject Securities”) in favor of the Business Combination Agreement and the transactions contemplated thereby, (ii) be bound by certain other covenants and agreements related to the Business Combination, (iii) be bound by certain transfer restrictions with respect to Air Water Holdings Subject Securities and (iv) waive its dissenter rights under Section 238 of the Companies Act and any other similar statute.

Sponsor Support Agreement

In connection with the execution of the Business Combination Agreement, the Sponsor entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”) with Inflection Point, PubCo and Air Water Holdings, pursuant to which the Sponsor agreed to, among other things, (i) vote Inflection Point Class B Ordinary Shares and Inflection Point Class A Ordinary Shares held by Sponsor (together with any other equity securities thereafter acquired by Sponsor, the “Sponsor Subject Securities”) in favor of the adoption and/or approval, as applicable, by Inflection Point’s shareholders in accordance with the Inflection Point Organizational Documents at any meeting of Inflection Point Shareholders to be called for approval of the Business Combination, (ii) waive its anti-dilution rights in the Inflection Point Organizational Documents, (iii) waive its dissenter rights under Section 238 of the Companies Act and any other similar statute, (iv) be bound by certain other covenants and agreements related to the Business Combination, (v) be bound by certain transfer restrictions with respect to the Sponsor Subject Securities, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement and (vi) irrevocably waive its redemption rights in connection with the consummation of the Business Combination with respect to any Sponsor Subject Securities held.

Air Water Holdings Lock-Up Agreement

In connection with the Closing, the Business Combination Agreement requires, among other things, that those certain holders of Air Water Holdings Ordinary Shares as of immediately prior to the Second Merger Effective Time enter into an agreement (the “Air Water Holdings Shareholder Lock-Up Agreement”) providing that such holder of Air Water Holdings Ordinary Shares will not, subject to certain customary exceptions, transfer its Restricted Securities (as defined in the Air Water Holdings Shareholder Lock-Up Agreement) during the period commencing from the Closing Date until the earlier of (i) six months after the Closing or (ii) the date following the Closing on which PubCo completes a liquidation, merger, share exchange, reorganization or other similar transaction in which all of its shareholders have the right to exchange their ordinary shares for cash, securities or other property. Pursuant to Section 10.3 of the Business Combination Agreement, the conditions precedent to the obligations of Inflection Point to consummate the Business Combination included, among other things, that (a) each of Air Water Holdings and PubCo have performed, in all material respects, all of their respective obligations and complied in all material respects with all of their respective agreements and covenants under the Business Combination Agreement to be performed or complied with by them on or prior to the closing date and (b) a counterpart to the ancillary documents (including the Air Water Holdings Shareholder Lock-Up Agreement) required to be executed by Air Water Holdings and PubCo at or prior to the closing shall have been executed and delivered to Inflection Point (the conditions set forth in clauses (a) and (b) together, the “Lock-Up Conditions Precedent”)

On August 14, 2026, in accordance with Section 13.9 of the Business Combination Agreement, Inflection Point, Air Water Holdings and PubCo executed a written waiver whereby Inflection Point agreed to waive compliance with the requirement that certain holders of Air Water Holdings Ordinary Shares execute an Air Water Holdings Shareholder Lock-Up Agreement with respect to as many holders of Air Water Holdings Ordinary Shares as necessary to permit PubCo to satisfy the public float requirements for initial listing on Nasdaq, and agreed that such holders of Air Water Holdings Ordinary Shares would be excluded from the requirement to execute an Air Water Holdings Shareholder Lock-Up Agreement on a sequential basis, beginning with the holder of Air Water Holdings Ordinary Shares that owns the fewest number of Air Water Holdings Ordinary Shares and excluding each successive holder thereafter that owns the next fewest number of Air Water Holdings Ordinary Shares until PubCo's public float requirement is satisfied. These shareholders hold an aggregate of approximately 4.9% of PubCo Ordinary Shares following the closing of the Business Combination. Accordingly, holders of Air Water Holdings Ordinary Shares representing approximately 55.5% of the PubCo Ordinary Shares outstanding immediately following the closing of the Business Combination executed Air Water Holdings Shareholder Lock-Up Agreements as contemplated by the Business Combination Agreement.

Sponsor Lock-Up Agreement

In connection with the Closing, the Sponsor and certain other Inflection Point Shareholders who were members of Inflection Point’s board of directors and/or management team (such individuals, the “Inflection Point Insiders”) entered into an agreement (the “Sponsor Lock-Up Agreement”) providing that Sponsor and Inflection Point Insiders will not, subject to certain customary exceptions, transfer (i) the General Restricted Securities (as defined below) during the period commencing from the Closing Date until the date that is the earlier of (x) six months after the Closing and (y) the date following the Closing on which PubCo completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of its shareholders having the right to exchange their ordinary shares for cash, securities or other property or (ii) the Private Placement Restricted Securities (as defined below) during the period commencing from the Closing Date until the date that is the earliest of (x) 30 days after the Closing and (y) the date following the Closing on which PubCo completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of its shareholders having the right to exchange their ordinary shares for cash, securities or other property. For purposes of the Sponsor Lock-Up Agreement, (a) “Private Placement Restricted Securities” means the PubCo Ordinary Shares issued to the Sponsor pursuant to the Business Combination Agreement in exchange for the 500,000 units consisting of one Inflection Point Class A Ordinary Share and one right to receive one-tenth of one Inflection Point Class A Ordinary Share upon Closing following the unit separation (together with any dividends or distributions with respect to such securities or into which such securities are changed or exchanged or which are received in any recapitalization, share exchange, share conversion or similar transactions), and (b) “General Restricted Securities” means the PubCo Ordinary Shares issued to the Sponsor or Inflection Point Insiders in exchange for Inflection Point Class A Ordinary Shares received by Sponsor or Inflection Point Insiders upon conversion of Inflection Point Class B Ordinary Shares, pursuant to the terms of the Business Combination Agreement (together with any dividends or distributions with respect to such securities or into which such securities are changed or exchanged or which are received in any recapitalization, share exchange, share conversion or similar transactions).

New Registration Rights Agreement

In connection with the Closing, PubCo, certain Air Water Holdings equityholders, the Sponsor, Inflection Point Fund I, LP (“IPF”) and the other parties signatory thereto, entered into the New Registration Rights Agreement, pursuant to which PubCo agreed to (i) register for resale certain Registrable Securities (as defined in the New Registration Rights Agreement) held by the parties thereto from time to time, (ii) file a shelf registration statement registering the sale or resale of all of the Registrable Securities no later than 30 days after the Closing Date and (iii) provide customary “piggyback” registration rights, subject to certain requirements and customary conditions. The New Registration Rights Agreement also provides that PubCo will pay certain expenses relating to such registrations and indemnify the shareholders against certain liabilities.

The PubCo Ordinary Shares are trading on the Nasdaq Global Market tier of Nasdaq under the symbol “WATR.”

Except as otherwise indicated or required by context, references in this Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”) to “we”, “us”, “our”, or “PubCo” refer to Air Water Ventures Limited, a Cayman Islands exempted company, and its consolidated subsidiaries.

v

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report and the information incorporated by reference into this Report include or may include “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on the beliefs and assumptions of the management of PubCo. Although PubCo believes that its respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, PubCo cannot assure you that it will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, and any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “predicts,” “projects,” “forecasts,” “may,” “might,” “will,” “could,” “should,” “would,” “seeks,” “plans,” “scheduled,” “possible,” “continue,” “potential,” “anticipates” or “intends” or similar expressions; provided that the absence of these does not mean that a statement is not forward-looking. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Report and the information incorporated by reference herein and therein might not occur, and actual results could differ materially from those anticipated in these forward-looking statements.

In addition to these important factors and matters discussed elsewhere herein, and in the information and documents incorporated by reference herein, important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include:

●	failure of PubCo to realize the anticipated benefits of the transactions contemplated by the Business Combination Agreement;

●	the ability of PubCo to execute its growth strategy and expansion efforts, manage growth profitably and retain its key employees;

●	the risk that the Business Combination disrupts PubCo's plans and operations as a result of the consummation of the Business Combination;

●	the risks related to the rollout of PubCo’s business and the timing of expected business milestones;

●	risks related to the ability of PubCo’s executive officers and directors to effectively manage the growth of PubCo;

●	the effects of competition on PubCo's business;

●	risks related to evolving consumer preferences and the potential impact on consumer demand for PubCo’s products;

●	costs related to the Business Combination and as a result of becoming a public company;

●	the ability of PubCo to obtain and maintain the listing of the PubCo Ordinary Shares on Nasdaq;

●	risks associated with the market price of PubCo Ordinary Shares, which may be volatile or may decline regardless of PubCo's operating performance;

●	the ability of PubCo to raise additional financing or capital in the future on terms acceptable to it, or at all;

●	changes in applicable laws or regulations affecting PubCo's business;

●	general economic, political and business conditions;

●	the outcome of any legal proceedings that may be instituted against PubCo; and

●	other factors discussed under the section titled “Risk Factors” in the Proxy Statement and Prospectus (the “Proxy Statement/Prospectus”), part of PubCo’s Registration Statement on Form F-4, as amended (File No. 333-294998) (the “Form F-4”), as well as in Item 3.D "Risk Factors" of this Report, which sections are incorporated herein by reference.

The forward-looking statements contained or incorporated by reference in this Report are based on PubCo’s current expectations and beliefs concerning future developments and their potential effects on its direct and indirect subsidiaries. There can be no assurance that future developments affecting PubCo will be those that PubCo has anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond PubCo’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the Proxy Statement/Prospectus under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. As a result, any inclusion of the estimates or other forecast information in the Proxy Statement/Prospectus should not be relied on as “guidance” or otherwise predictive of actual future events, and actual results may differ materially from the forecasts. PubCo will not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Readers of this Report are cautioned not to place undue reliance on the unaudited prospective financial information set forth in the Proxy Statement/Prospectus. PubCo nor any of its respective affiliates, directors, officers, advisors or other representatives has made or makes any representation to any shareholder or any other person regarding ultimate performance compared to the information contained in the estimates or that financial and operating results will be achieved.

DEFINED TERMS

“Accrued Value” means, with respect to any (i) PubCo Series A Preferred Share, the aggregate amount of $1,000 (the “Stated Value”) together with any unpaid Arrears (as defined in the PubCo A&R Articles) in respect of that PubCo Series A Preferred Share (subject to Equitable Adjustment) and (ii) Air Water Holdings Series A Preferred Share, the Stated Value together with any unpaid Arrears (as defined in Air Water Holdings Charter) in respect of that Air Water Holdings Series A Preferred Share (as adjusted in accordance with Air Water Holdings Charter); provided that in connection with the consummation of the Second Merger, the Accrued Value of each Air Water Holdings Series A-1 Preferred Share shall be divided by 0.85.

“Air Water Holdings Charter” means the third amended and restated memorandum and articles of association of Air Water Holdings adopted by special resolution passed on June 2, 2026, as the same may be amended or modified from time to time after the date hereof.

“Air Water Holdings Ordinary Shares” means the ordinary shares of a nominal or par value of $0.01344 per share of Air Water Holdings.

“Air Water Holdings PSU” means each performance-based restricted share unit granted to a PSU Holder that entitles such PSU Holder to a number of Earnout Shares, determined based on the pro-rata portion of Earnout Shares attributable to such PSU Holder’s Air Water Holdings RSUs, subject to achievement of the applicable Triggering Event.

“Air Water Holdings RSU” means each restricted share unit with respect to Air Water Holdings Ordinary Shares.

“Air Water Holdings Series A Preferred Shares” means Air Water Holdings Series A-1 Preferred Shares and Air Water Holdings Series A-2 Preferred Shares, collectively.

“Air Water Holdings Series A-1 Preferred Shares” means the Series A-1 redeemable preference shares of a nominal or par value of $0.0001 per share of Air Water Holdings.

“Air Water Holdings Series A-2 Preferred Shares” means the Series A-2 redeemable preference shares of a nominal or par value of $0.0001 per share of Air Water Holdings.

“Air Water Holdings Shareholder” means a holder of Air Water Holdings Shares.

“Air Water Holdings Shares” means Air Water Holdings Ordinary Shares and Air Water Holdings Series A Preferred Shares.

“Air Water Holdings Warrants” means the warrants to purchase Air Water Holdings Ordinary Shares at a purchase price per share of $7,624.33.

“Business Combination” means the transactions contemplated in the Business Combination Agreement.

“Business Combination Agreement” or “BCA” means the Business Combination Agreement, dated as of August 25, 2025, by and among Air Water Holdings, PubCo, Inflection Point, and Merger Sub, as amended by the First BCA Amendment and the Second BCA Amendment, and as it may be further amended, supplemented or otherwise modified from time to time in accordance with its terms.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York, London, England, or George Town, Cayman Islands, are authorized to close for business.

“Closing” means the closing of the Business Combination.

“Closing PIPE Investors” refers, collectively, to the certain investors that entered into the Closing PIPE Subscription Agreements that are identified on the signature pages thereto.

“Closing PIPE Subscription Agreements” means the Subscription Agreements, dated as of August 25, 2025 and March 19, 2026, respectively, by and between Air Water Holdings and the Closing PIPE Investors.

“Companies Act” means the Companies Act (Revised) of the Cayman Islands.

“Conversion Price” means, with respect to each PubCo Series A Preferred Share, $12.00 (subject to adjustment as set forth in the PubCo A&R Articles).

“Convertible Loan Agreement” means the Convertible Loan Agreement, dated as of May 23, 2024, as lender, as further amended by that Deed of Variation of Contract dated May 21, 2025, by and among Air Water UK, as borrower, and Tau Capital Holding — Sole Proprietorship LLC.

“Convertible Securities” means any shares or securities (other than Options) directly or indirectly convertible into or exercisable or exchangeable for, or which otherwise entitle the holder thereof to acquire, any PubCo Ordinary Shares and any securities of PubCo that when paired with one or more other securities of PubCo or another entity entitle the holder thereof to receive PubCo Ordinary Shares.

“Earnout Period” means the time period beginning on the date that is the six-month anniversary of the Closing Date and ending on June 30, 2028.

“EBITDA” means, with respect to a particular fiscal quarter, PubCo’s consolidated net income for such fiscal quarter, calculated in accordance with IFRS, before giving effect to interest expense, taxes on income, depreciation or amortization as adjusted to (a) exclude any non-recuring revenue, one-time or extraordinary gains, income, costs or expenses and (b) add back any restructuring costs, charges or expenses, in each case incurred or recognized during such fiscal quarter.

“EBITDA Run Rate” means the projected EBITDA of PubCo for a 4-quarter period, which shall be calculated by multiplying the aggregate actual quarterly EBITDA publicly reported by PubCo for the Subject Quarters by two.

“Eligible Air Water Holdings Equityholders” means each holder of an issued and outstanding Air Water Holdings Ordinary Share, Air Water Holdings Series A-1 Preferred Share or Air Water Holdings Warrant, excluding any holders of Air Water Holdings Series A-1 Preferred Shares or Air Water Holdings Warrants that are not Pre-Funded PIPE Investors as of the date of the Second BCA Amendment.

“Equitable Adjustment” means, in the event that, (a) following August 25, 2025 but prior to the Closing (with respect to holders of Air Water Holdings Ordinary Shares) or (b) following the Closing but prior to an applicable Triggering Event (with respect to Eligible Air Water Holdings Equityholders and the PSU Holders), the number of outstanding PubCo Ordinary Shares shall have been changed into a different number of shares or a different class by reason of any reclassification, share split (including a reverse share split), reorganization, recapitalization, split-up, combination, exchange of shares, readjustment, or other similar transaction, or a share dividend or share distribution with a record date within said period, an equitable adjustment as necessary to provide the holders of Air Water Holdings Ordinary Shares or the Eligible Air Water Holdings Equityholders or PSU Holders, as applicable, with the same economic effect as contemplated by the Business Combination Agreement prior to such event.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Excluded Shares” means Inflection Point Ordinary Shares, if any, held in the treasury of Inflection Point.

“First BCA Amendment” refers to the Amendment to Business Combination Agreement, dated as of December 31, 2025, by and between Air Water Holdings and Inflection Point.

“First Merger” means the merger of Inflection Point with and into PubCo, as a result of which the separate corporate existence of Inflection Point shall cease and PubCo shall continue as the surviving company.

“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental, Tax, regulatory or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“IFRS” means the International Financial Reporting Standards as promulgated by the International Accounting Standards Board.

“Inflection Point” means Inflection Point Acquisition Corp. III, a Cayman Islands exempted company.

“Inflection Point Class A Ordinary Shares” means the Class A ordinary shares, par value $0.0001 per share, of Inflection Point.

“Inflection Point Class B Ordinary Shares” means the Class B ordinary shares, par value $0.0001 per share, of Inflection Point.

“Inflection Point Ordinary Shares” means the Inflection Point Class A Ordinary Shares and the Inflection Point Class B Ordinary Shares, collectively.

“Inflection Point Organizational Documents” means the amended and restated memorandum and articles of association of Inflection Point dated April 24, 2025, as the same may be amended or modified from time to time after the date hereof.

“Inflection Point Public Unit” means a unit consisting of one Public Share and one Inflection Point Right issued in the Inflection Point IPO.

“Inflection Point Right” means a right to receive one-tenth (1/10) of one Inflection Point Class A Ordinary Share in accordance with the terms of the Inflection Point Rights Agreement.

“Inflection Point Rights Agreement” means the Rights Agreement between Inflection Point and Continental Stock Transfer & Trust Company, dated April 24, 2025.

“Inflection Point Shareholders” means the holders of Inflection Point Ordinary Shares.

“Inflection Point Unit” means a unit consisting of one Inflection Point Class A Ordinary Share and one Inflection Point Right, including the units initially issued in the IPO, the private placement conducted concurrently with the IPO, and any units issued upon conversion of working capital loans to Inflection Point pursuant to the terms thereof.

“IPAM” means Inflection Point Asset Management LLC.

“IPO” means the initial public offering of the Inflection Point Public Units pursuant to the IPO Prospectus.

“IPO Prospectus” means the final prospectus of Inflection Point, dated as of April 24, 2025, and filed with the SEC on April 25, 2025 (File No. 333-283427).

“Nasdaq” means Nasdaq Stock Market LLC.

“New Registration Rights Agreement” means the New Registration Rights Agreement to be entered into by and among PubCo, Air Water Holdings, Inflection Point, the Sponsor, and the Holders (as defined in the New Registration Rights Agreement).

“Options” means any rights, warrants or options to subscribe for or purchase PubCo Ordinary Shares or Convertible Securities.

“Ordinary Share Price” means the share price equal to the closing sale price of one PubCo Ordinary Share as reported on Nasdaq (or the exchange on which the PubCo Ordinary Shares are then listed) for a period of at least 30 Trading Days out of 45 consecutive Trading Days ending on the Trading Day immediately prior to the date of determination, in each case subject to Equitable Adjustment.

“PIPE Investors” means IPF, the other Pre-Funded PIPE Investors and the Closing PIPE Investors.

x

“Pre-Funded PIPE Investors” refers, collectively, to the investors that entered into the Pre-Funded PIPE Subscription Agreement that are identified on the signature pages thereto.

“Pre-Funded PIPE Subscription Agreement” means the Pre-Funded PIPE Subscription Agreements, dated as of August 25, 2025 and March 19, 2026, respectively, by and among Air Water Holdings and the Pre-Funded PIPE Investors.

“Private Placement Restricted Securities” means the PubCo Ordinary Shares issued to the Sponsor pursuant to the Business Combination Agreement in exchange for the 500,000 Private Placement Units (together with any dividends or distributions with respect to such securities or into which such securities are changed or exchanged or which are received in any recapitalization, share exchange, share conversion or similar transactions).

“Private Placement Units” means the aggregate of 740,000 Inflection Point Units purchased by Inflection Point Holdings III LLC and Cantor Fitzgerald & Co., the representative of the underwriters of Inflection Point’s IPO, in a private placement concurrent with Inflection Point’s IPO, for an aggregate of $7,400,000.

“PSU Holder” means each individual designated as a PSU Holder pursuant to the Business Combination Agreement.

“PubCo A&R Articles” means PubCo’s amended and restated memorandum and articles of association to be adopted in connection with the consummation of the Business Combination.

“PubCo Board” means the Board of Directors of PubCo.

“PubCo Ordinary Shares” means the ordinary shares of U.S. $0.001 par value per share of PubCo.

“PubCo Preferred Share Issue Price” means $1,000 per PubCo Series A Preferred Share.

“PubCo Securities” means the PubCo Ordinary Shares, the PubCo Series A Preferred Shares and the PubCo Series A Investor Warrants, collectively.

“PubCo Series A Investor Warrants” means warrants to purchase a number of PubCo Ordinary Shares equal to (x) the number of Air Water Holdings Ordinary Shares issuable upon conversion of the applicable Pre-Funded PIPE Investor’s or PIPE Investor’s Air Water Holdings Series A Preferred Shares upon a hypothetical conversion of such Air Water Holdings Series A Preferred Shares immediately prior to the Second Merger multiplied by (y) the Exchange Ratio.

“PubCo Series A Preferred Shares” means the series A redeemable preference shares of U.S. $0.001 par value per share of PubCo.

“Public Shareholder” means a holder of Public Shares.

“Public Shares” means the Inflection Point Class A Ordinary Shares included in the Inflection Point Units issued in the IPO.

“Redeeming SPAC Share” means each Inflection Point Ordinary Share in respect of which the applicable holder thereof has validly exercised its Redemption Right (and not waived, withdrawn or otherwise lost such rights in accordance with the terms of the SPAC Charter and applicable Law).

“Redemption Price” means an amount equal to the price at which each Public Share may be redeemed in connection with the Business Combination pursuant to the Inflection Point Organizational Documents, which price will be the per-share price, equal to a pro rata portion of the aggregate amount on deposit in the Trust Account as of two Business Days prior to the completion of the Business Combination, calculated in accordance with the Inflection Point Organizational Documents.

“Registrable Security” means (a) any PubCo Ordinary Shares held by a Holder (as defined in the New Registration Rights Agreement) immediately following the Closing, (b) any PubCo Ordinary Shares that may be acquired by Holders upon the exercise, conversion or redemption of any other security of PubCo or other right to acquire PubCo Ordinary Shares held by a Holder immediately following the Closing, (c) any outstanding PubCo Ordinary Shares or other equity securities (including the PubCo Ordinary Shares issued or issuable upon the exercise of any other equity security) of PubCo held by a Holder on or following the date of the New Registration Rights Agreement to the extent such securities are “restricted securities” or are held by an “affiliate” (each as defined in Rule 144 under the Securities Act) and (d) any other equity security, including any warrants, PubCo Ordinary Shares or other securities of PubCo, issued or issuable with respect to any securities referenced in clauses (a), (b) or (c) above by way of share dividend or share split or in connection with a combination of shares, recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (i) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (ii) such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by PubCo and subsequent public distribution of such securities shall not require registration under the Securities Act; (iii) such securities shall have ceased to be outstanding; (iv) such securities may be sold without registration, including pursuant to Rule 144 under the Securities Act (“Rule 144”) promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) (but with no volume or other restrictions or limitations including as to manner or timing of sale or current public information requirements under Rule 144(i) (to the extent applicable)); or (v) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Revenue Run Rate” means the projected revenue of PubCo for a 4-quarter period, which shall be calculated by multiplying the aggregate actual quarterly Revenue publicly reported by PubCo for the Subject Quarters by two.

“SEC” means the U.S. Securities and Exchange Commission (or any successor Governmental Authority).

“Second BCA Amendment” refers to the Second Amendment to Business Combination Agreement, dated as of June 5, 2026, between Air Water Holdings and Inflection Point.

“Second Merger” means the merger of Air Water Holdings with and into Merger Sub, as a result of which the separate corporate existence of Air Water Holdings shall cease and Merger Sub shall continue as the surviving company and a wholly owned direct subsidiary of PubCo.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“SPAC Dissenting Share” means each Inflection Point Ordinary Share in respect of which the applicable holder thereof has validly exercised in writing dissenter rights in accordance with Section 238 of the Companies Act and who has otherwise complied with all of the provisions of the Companies Act relevant to the exercise and perfection of dissenters’ rights.

“Sponsor” means Inflection Point Holdings III LLC, a Delaware limited liability company.

“Subject Quarters” means, for purposes of calculating Revenue Run Rate and EBITDA Run Rate, the two most recently completed fiscal quarters of PubCo as of the date of calculation of Revenue Run Rate or EBITDA Run Rate, as applicable.

“Subscription Agreements” means the Pre-Funded PIPE Subscription Agreement and the Closing PIPE Subscription Agreements.

“Trading Day” means any day on which PubCo Ordinary Shares are actually traded on the principal securities exchange or securities market on which PubCo Ordinary Shares are then traded.

“Triggering Event” means either Triggering Event I, Triggering Event II, Triggering Event III or Triggering Event IV.

“Triggering Event I” shall occur if, on or prior to the quarter ending December 31, 2027, the Revenue Run Rate equals or exceeds $80,000,000.

“Triggering Event II” shall occur if, on or prior to the quarter ending December 31, 2027, the EBITDA Run Rate equals or exceeds $30,000,000.

“Triggering Event III” shall occur if, on or prior to the quarter ending June 30, 2028, (a) the Revenue Run Rate equals or exceeds $160,000,000 and (b) the EBITDA Run Rate equals or exceeds $70,000,000.

“Triggering Event IV” shall occur if, within the Earnout Period, the Ordinary Share Price is greater than or equal to $20.00, subject to Equitable Adjustment.

“Trust Account” means the trust account established by Inflection Point for the benefit of its Public Shareholders and the underwriters of its IPO with the proceeds from the IPO and certain proceeds from the sale of the Private Placement Units, pursuant to the Trust Agreement in accordance with the IPO Prospectus.

“Trust Agreement” means that certain Investment Management Trust Agreement, dated as of April 24, 2025, as it may be amended (including to accommodate the First Merger), by and between Inflection Point and the Trustee.

“Trustee” means Continental Stock Transfer & Trust Company, a New York corporation, in its capacity as trustee under the Trust Agreement.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

A. Directors and Senior Management

Information regarding the directors and executive officers of PubCo after the completion of the Transactions is included in the Proxy Statement/Prospectus under the section titled “Management of PubCo After the Business Combination” and is incorporated herein by reference.

The business address for each of the directors and executive officers of PubCo is Unit 3, Kizad KLP FZ, Kizad, Abu Dhabi, United Arab Emirates, P.O. Box 109214.

B. Advisers

Morgan, Lewis & Bockius LLP acts as U.S. securities counsel for PubCo.

Ogier (Cayman) LLP acts as counsel for PubCo with respect to matters relating to Cayman Islands law.

C. Auditors

Grant Thornton Audit and Accounting Limited (Dubai Branch), located in Dubai, United Arab Emirates, has acted as PubCo’s independent registered public accounting firm from PubCo’s inception in 2025 through the consummation of the Transactions and is expected to serve as PubCo’s independent registered public accounting firm after the consummation of the Transactions. Grant Thornton Audit and Accounting Limited (Dubai Branch) is registered with the Public Company Accounting Oversight Board (United States).

Grant Thornton Audit and Accounting Limited (Dubai Branch), located in Dubai, United Arab Emirates, has acted as Air Water Holdings’s independent registered public accounting firm from inception in 2025 through the consummation of the Transactions. Grant Thornton Audit and Accounting Limited (Dubai Branch) is registered with the Public Company Accounting Oversight Board (United States).

UHY LLP, located in New York, New York, has acted as Inflection Point’s independent registered public accounting firm from 2024 through the consummation of the Transactions. UHY LLP is registered with the Public Company Accounting Oversight Board (United States).

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. [Reserved]

B. Capitalization and Indebtedness

Information regarding the capitalization and indebtedness is included in the Proxy Statement/Prospectus under the section entitled “Unaudited Pro Forma Condensed Combined Financial Information”, which is incorporated herein by reference.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors related to the business and operations of PubCo are described in the Proxy Statement/Prospectus under the section titled “Risk Factors” and is incorporated herein by reference.

Item 4. Information on Air Water ventures limited

A. History and Development of Air Water Ventures Limited

Air Water Ventures Limited, or “PubCo” is a Cayman Islands exempted company incorporated on August 8, 2025. PubCo was formed for the sole purpose of entering into and consummating the Transactions. The principal executive office of PubCo is Unit 3, Kizad KLP FZ, Kizad, Abu Dhabi, United Arab Emirates, PO Box 109214, and the telephone number of PubCo is +1 305-939-4922.

See “Explanatory Note” in this Report for additional information regarding PubCo and the Business Combination. Certain additional information about PubCo is included in the Proxy Statement/Prospectus under the sections titled “Information About the Company” and “The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and are incorporated herein by reference. The material terms of the Transactions are described in the Proxy Statement/Prospectus under the section titled “Proposal No. 1—The Business Combination Proposal,” which is incorporated herein by reference.

PubCo is subject to certain of the informational filing requirements of the Exchange Act. Since PubCo is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of PubCo are exempt from the “short-swing” profit recovery provisions contained in Section 16(b) of the Exchange Act and the short sale prohibition under Section 16(c) of the Exchange Act. Additionally, PubCo’s beneficial owners of 10% or more of a class of PubCo’s equity securities registered under Section 12 of the Exchange Act will be exempt from Section 16 of the Exchange Act. In addition, PubCo is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, PubCo is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that PubCo files with or furnishes electronically to the SEC.

The website address of PubCo is www.a1rwater.com. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report.

B. Business Overview

Prior to the completion of the Transactions, PubCo did not conduct any material activities other than those incidental to its formation and the matters contemplated by the Business Combination Agreement, such as the making of certain required securities law filings. Upon the closing of the Transactions, PubCo became the direct parent of Air Water OpCo, resulting in a combined company whereby PubCo will own Air Water OpCo and substantially all of the assets and the business of the combined company will be held and operated by Air Water OpCo and its subsidiaries. PubCo is a sustainable water solutions company that specializes in making high quality drinking water by extracting humidity from the air. PubCo’s main line of business is premium packaged water, sold in aluminum cans and bottles and glass bottles. PubCo also manufactures and sells atmospheric water generators ranging from consumer units to industrial-scale systems capable of supporting utility-scale water farms.

Information regarding the business of PubCo is included in the Proxy Statement/Prospectus under the sections titled “Information About the Company” and “The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which are incorporated herein by reference.

C. Organizational Structure

Upon the closing of the Transactions, PubCo became the direct parent of Air Water OpCo and its subsidiaries. The organizational chart of PubCo is included on page 92 of the Proxy Statement/Prospectus under the header “Proposal No. 1 – The Business Combination Proposal” and is incorporated herein by reference.

D. Property, Plants and Equipment

Information regarding the facilities of PubCo, including those of its subsidiaries, and information regarding capital expenditures for any such facilities is included in the Proxy Statement/Prospectus under the sections titled “Information About the Company—Our Products” “—Manufacturing, Suppliers, and Quality Control”, “—Research & Development” and “—Property” and “The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which are incorporated herein by reference.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

Following and as a result of the Transactions, the business of PubCo is conducted through its direct subsidiary, Air Water Holdings.

The discussion and analysis of the financial condition and results of operations of PubCo is included in the Proxy Statement/Prospectus under the sections titled “Information About the Company” and “The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which are incorporated herein by reference.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Information regarding the directors and executive officers of PubCo after the closing of the Business Combination is included in the Proxy Statement/Prospectus under the section titled “Management of PubCo After the Business Combination” and is incorporated herein by reference.

B. Compensation

Information regarding the compensation of the directors and executive officers of PubCo, including a summary of the compensation plans, to be administered by the PubCo Board, is included in the Proxy Statement/Prospectus under the sections titled “Management of PubCo After the Business Combination—Compensation of PubCo Executive Officers and Directors” and “Air Water Executive Compensation”, which are incorporated herein by reference.

C. Board Practices

Information regarding the board of directors of PubCo is included in the Proxy Statement/Prospectus under the section titled “Management of PubCo After the Business Combination” and is incorporated herein by reference.

D. Employees

Following and as a result of the Transactions, the business of PubCo is conducted through its direct subsidiary, Air Water OpCo and its subsidiaries.

Information regarding the employees of PubCo is included in the Proxy Statement/Prospectus under the section titled “Information About the Company—Human Capital Resources” and is incorporated herein by reference.

E. Share Ownership

Information regarding the ownership of PubCo’s Ordinary Shares by our directors and executive officers is set forth in Item 7.A of this Report.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information relating to the beneficial ownership of PubCo’s Ordinary Shares as of the Closing Date by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of outstanding PubCo Ordinary Shares;

●	each of our directors;

●	each of our executive officers; and

●	all of our directors and executive officers as a group.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after that date through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement, or (iv) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, PubCo Ordinary Shares subject to options or other rights (as set forth above) held by that person that are currently exercisable, or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

Unless otherwise indicated in the table or footnotes below, PubCo believes that all persons named in the table below have sole voting and investment power with respect to all PubCo Ordinary Shares beneficially owned by them. To PubCo’s knowledge, no PubCo Ordinary Shares beneficially owned by any executive officer or director have been pledged as security.

The percentage of PubCo’s Ordinary Shares beneficially owned is computed on the basis of 31,639,454 PubCo Ordinary Shares issued and outstanding on the Closing Date, after giving effect to the Transactions.

Beneficial Owners	Number of PubCo Ordinary Shares	Percentage of all PubCo Ordinary Shares
Directors and Executive Officers
Ryan Bibbo	831,394	2.6%
Peter Carr	1,131,124	3.6%
Jennifer Chaplin Tolkin	—	—
Matthew Hurn	226,769	*
Peter McDonough	—	—
Andrea Mollica(1)	10,339,428	32.7%
Kevin Shannon	—	—
David Tuerff	—	—
All PubCo directors and executive officers as a group (8 individuals)	12,528,715	39.6%
Other 5% Shareholders
TAU Capital Holding Limited(2)	10,280,291	31.4%
Inflection Point Holdings III LLC(3)	8,983,333	28.4%
Inflection Point Fund I, LP(4)	6,408,192	16.8%
Alyeska Master Fund L.P.(5)	5,882,354	4.9%
The Bert E. Miller 2023 Family Trust(6)	2,058,413	6.5%

*	Indicates beneficial ownership of less than one percent (1%) of the total outstanding PubCo Ordinary Shares.

(1)	Consists of 1,113,729 held by Ms. Mollica directly and 9,225,699 shares held of record by TAU Capital Holding Limited (see footnote 2, below).

(2)	Consists of (i) 9,225,699 PubCo Ordinary Shares held by Tau Capital Holding Limited (f/k/a TAU Capital Holding — Sole Proprietorship LLC), a limited liability company organized and existing under the laws of the Abu Dhabi Global Market (“Tau Capital”), (ii) 527,296 PubCo Ordinary Shares issuable upon conversion of 6,327.542 PubCo Series A Preferred Shares held by Tau Capital, at the initial conversion price and (iii) 527,296 PubCo Ordinary Shares issuable upon exercise of a PubCo Series A Investor Warrant held by Tau Capital, at the initial exercise price. Mr. Andrea Mollica, a director of PubCo, as one of the two General Partners of Tau Capital, has shared voting and shared investment control over the PubCo Ordinary Shares held by Tau Capital and may be deemed the beneficial owner of such shares. Mr. Mollica, however, disclaims any beneficial ownership of such shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly. The principal business address for Tau Capital is Al Sila Tower, Level 25, Unit 36, ADGM, Abu Dhabi, UAE.

(3)	IPAM is the manager of the Sponsor. Michael Blitzer, Inflection Point’s former Chairman and Chief Executive Officer, is the Chief Investment Officer of IPAM and the managing member of Inflection Point GP I LLC. Mr. Blitzer controls the Sponsor, IPAM, and Inflection Point GP I LLC, including the exercise of voting and investment discretion over securities held or to be held by the Sponsor. Each of IPAM, Inflection Point GP I LLC and Mr. Blitzer disclaim any beneficial ownership of the securities held by the Sponsor other than to the extent of any pecuniary interest he or it may have therein, directly or indirectly.

(4)	Consists of (i) 2,204,096 PubCo Ordinary Shares issuable upon conversion of 26,449.127 PubCo Series A Preferred Shares held by IPF, at the initial Conversion Price and (ii) 4,204,096 PubCo Ordinary Shares issuable upon exercise of PubCo Series A Investor Warrant held by IPF, at the initial exercise price. Voting and dispositive power over securities beneficially owned by IPF are vested in an investment committee of three members, including Michael Blitzer, former Chairman and Chief Executive Officer of Inflection Point, Kevin Shannon, former Chief Operating Officer of Inflection Point, and a third individual who does not have, and has not had during the past three years, any relationship with Inflection Point or any of its predecessors or affiliates. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by two or more individuals, and a voting and dispositive decision requires the approval of a majority of those individuals, none of the individuals is deemed a beneficial owner of the entity’s securities. The business address of IPF is 1680 Michigan Ave, Suite 700 #1016, Miami Beach, FL 33139.

(5)	Consists of (i) 2,941,177 PubCo Ordinary Shares issuable upon conversion of 35,294.118 PubCo Series A Preferred Shares, held by Alyeska Master Fund, L.P. (“Alyeska”) and (ii) 2,941,177 PubCo Ordinary Shares issuable upon exercise of a PubCo Series A Investor Warrant held by Alyeska, at the initial exercise price. Following closing of the Business Combination, Alyeska elected to be subject to a beneficial ownership limitation of 4.9% of PubCo Ordinary Shares in connection with the exercise of any PubCo Series A Preferred Shares and PubCo Series A Investor Warrants. Alyeska Investment Group, L.P., the investment manager of Alyeska, has voting and investment control of the shares held by Alyeska. Anand Parekh is the Chief Executive Officer of Alyeska Investment Group, L.P. and may be deemed to be the beneficial owner of such shares. Mr. Parekh, however, disclaims any beneficial ownership of the shares held by Alyeska. The registered address of Alyeska is at c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, South Church Street George Town, Grand Cayman, KY1-1104, Cayman Islands. Alyeska Investment Group, L.P. is located at 77 W. Wacker, Suite 700, Chicago, IL 60601.

(6)	Consists of 2,058,413 PubCo Ordinary Shares held by The Bert E. Miller 2023 Family Trust (the “Miller Family Trust”). Mr. Michael J. Bitar is the trustee of the Miller Family Trust and the Miller Family Trust is the sole beneficial owner of such shares. The address for the Bert E. Miller 2023 Family Trust is 2124 Milano Court, Palm Beach Gardens, FL 33418 and Laura A. Miller is the beneficiary of the Miller Family Trust.

B. Related Party Transactions

Information regarding certain related party transactions is included in the Proxy Statement/Prospectus under the section titled “Related Party Transactions—Air Water Relationships and Related Party Transactions” and is incorporated herein by reference.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See Item 18 of this Report for consolidated financial statements and other financial information.

Following and as a result of the Transactions, the business of PubCo is conducted through its direct subsidiary, Air Water OpCo and its subsidiaries. Information regarding legal proceedings involving PubCo, including Air Water Holdings, is included in the Proxy Statement/Prospectus under the section titled “Information About the Company—Legal Proceedings” and is incorporated herein by reference. Information regarding PubCo’s dividend policy is included in the Proxy Statement/Prospectus under the section titled “Price Range of Securities and Dividends—PubCo— Dividend Policy”.

B. Significant Changes

None.

Item 9. The Offer and Listing

A. Offer and Listing Details

Nasdaq Listing of PubCo Ordinary Shares

PubCo’s Ordinary Shares are listed on Nasdaq under the symbol “WATR.” Holders of PubCo Ordinary Shares should obtain current market quotations for their securities. There can be no assurance that the PubCo Ordinary Shares will remain listed on Nasdaq. If PubCo fails to comply with the Nasdaq listing requirements, the PubCo Ordinary Shares could be delisted from Nasdaq. A delisting of the PubCo Ordinary Shares will likely affect their liquidity and could inhibit or restrict the ability of PubCo to raise additional financing.

Lock-Up Agreements

Information regarding the lock-up restrictions applicable to certain PubCo Ordinary Shares held by the Sponsor, Inflection Point Insiders and certain legacy Air Water Holdings Shareholders is included in the Proxy Statement/Prospectus under the sections titled “Proposal No. 1—The Business Combination Proposal—Lock-Up Agreements” and “Proposal No. 1—The Business Combination Proposal—Transfer Restrictions” and is incorporated herein by reference.

B. Plan of Distribution

Not applicable.

C. Markets

PubCo’s Ordinary Shares are listed on Nasdaq under the symbol “WATR.” There can be no assurance that the PubCo Ordinary Shares will remain listed on Nasdaq. If PubCo fails to comply with the Nasdaq listing requirements, the PubCo Ordinary Shares could be delisted from Nasdaq. A delisting of the PubCo Ordinary Shares will likely affect their liquidity and could inhibit or restrict the ability of PubCo to raise additional financing.

D. Selling Shareholders

Not Applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

We are authorized to issue US$50,000 divided into 499,870,000 PubCo Ordinary Shares of US$0.0001 par value each and 130,000 PubCo Series A Preferred Shares of US$0.0001 par value each.

As of August 14, 2026, subsequent to the closing of the Transactions, there were 31,639,454 PubCo Ordinary Shares and 117,037.283 PubCo Series A Preferred Shares outstanding. Additionally, there were PubCo Series A Investor Warrants outstanding and exercisable for up to 12,121,349 PubCo Ordinary Shares, each warrant entitles the holder to purchase one PubCo Ordinary Share at an initial exercise price of $12.00 per PubCo Ordinary Share, subject to Equitable Adjustment and the same anti-dilution adjustments as the PubCo Series A Preferred Shares.

Information regarding our share capital is included in the Proxy Statement/Prospectus under the section titled “Description of PubCo Securities” and is incorporated herein by reference.

B. Memorandum of Association and Articles of Association

Information regarding certain material provisions of the Memorandum of Association and Articles of Association of PubCo is included in the Proxy Statement/Prospectus under the section titled “Description of PubCo Securities” and is incorporated herein by reference.

C. Material Contracts

Information regarding certain material contracts is included in the Proxy Statement/Prospectus under the sections titled “Proposal No. 1—The Business Combination Proposal—The Business Combination Agreement”, which is incorporated herein by reference.

D. Exchange Controls

There is no exchange control legislation under Cayman Islands law, and accordingly, there are no exchange control regulations imposed under Cayman Islands law.

E. Taxation

Information regarding certain U.S. tax consequences of owning and disposing of PubCo Ordinary Shares, PubCo Series A Preferred Shares and PubCo Series A Investor Warrants is included in the Proxy Statement/Prospectus under the section titled “Certain Tax Considerations” and is incorporated herein by reference.

F. Dividends and Paying Agents

PubCo has not paid any cash dividends on its equity securities to date. The payment of cash dividends in the future will be dependent upon the revenues and earnings, if any, capital requirements and general financial condition of PubCo. The payment of any cash dividends will be within the discretion of the PubCo Board. It is currently not expected that the PubCo Board will declare any dividends in the foreseeable future. Further, the ability of PubCo to declare dividends may be limited by the terms of financing or other agreements entered into by PubCo or its subsidiaries from time to time.

G. Statement by Experts

The consolidated financial statements of Air Water Ventures Holdings Limited and its subsidiaries as of December 31, 2025 and 2024, and for each of the years in the two-year period ended December 31, 2025, and the related notes, have been incorporated by reference herein in reliance upon the report of Grant Thornton Audit and Accounting Limited (Dubai Branch), independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of Air Water Ventures Limited as of December 31, 2025, and for the period from August 8, 2025 (inception) to December 31, 2025 and the related notes have been incorporated by reference herein in reliance upon the report of Grant Thornton Audit and Accounting Limited (Dubai Branch), independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of Inflection Point as of December 31, 2025 and 2024 and for the year ended December 31, 2025 and for the period from January 31, 2024 (inception) through December 31, 2024, and the related notes, have been incorporated by reference herein have been audited by UHY LLP, an independent registered public accounting firm, as set forth in their report thereon, and are incorporated by reference herein in reliance on such report given on the authority of such firm as an expert in accounting and auditing.

H. Documents on Display

Documents concerning PubCo referred to in this Report may be inspected at the principal executive offices of PubCo at 4341 W. 108th St., Suite 1, Hialeah, Florida 33018.

PubCo is subject to certain of the informational filing requirements of the Exchange Act. PubCo will be a foreign private issuer within the meaning of the rules under the Exchange Act and, as such, PubCo is exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic public companies. For example, PubCo will not be required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act, although it may elect to file certain periodic reports and financial statements with the SEC on a voluntary basis on the forms used by U.S. domestic issuers. PubCo is not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, PubCo’s officers and directors will be exempt from the short-swing profit recovery provisions of Section 16(b) of the Exchange Act and the short sale prohibition under Section 16(c) of the Exchange Act. Additionally, PubCo’s beneficial owners of 10% or more of a class of PubCo’s equity securities registered under Section 12 of the Exchange Act will be exempt from Section 16 of the Exchange Act.

However, PubCo is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that PubCo files with or furnishes electronically to the SEC.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Following and as a result of the Transactions, the business of PubCo is conducted through its direct subsidiary, Air Water OpCo and its subsidiaries. Information regarding quantitative and qualitative disclosure about market risk is included in the Proxy Statement/Prospectus under the section titled “The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Financial Risks” and is incorporated herein by reference.

Item 12. Description of Securities Other Than Equity Securities

Information pertaining to PubCo’s Series A Investor Warrants is set forth in the Proxy Statement/Prospectus under the section titled “Description of PubCo Securities—PubCo Series A Investor Warrants” and is incorporated herein by reference.

PART II

Not applicable.

II-1

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The audited financial statements of Inflection Point are incorporated by reference to pages F-2–F-26 in the Form F-4. The unaudited interim financial statements of Inflection Point as of and for the three months ended March 31, 2026 are incorporated by reference to pages F-27–F-51 in the Form F-4. The unaudited interim financial statements of Inflection Point as of and for the six months ended June 30, 2026 are incorporated by reference to Form 10-Q of Inflection Point filed with the SEC on August 13, 2026.

The audited consolidated financial statements of Air Water Ventures Holdings Limited are incorporated by reference to pages F-53–F-89 in the Form F-4.

The audited financial statements of Air Water Ventures Limited are incorporated by reference to pages F-90–F-99 in the Form F-4.

Item 19. Exhibits

Exhibit Number	Description	Incorporation by Reference
		Form	File Number	Exhibit No.	Filing Date
1.1*	Amended and Restated Memorandum and Articles of Association of Air Water Ventures Limited.
4.1†	Business Combination Agreement, dated as of August 25, 2025, by and among Inflection Point Acquisition Corp. III, Air Water Ventures Holdings Limited, IPCX Merger Sub Limited, and Air Water Ventures Limited (composite copy included as Annex A-1 of the F-4).	F-4/A	333-294998	2.1	July 2, 2026
4.2	Amendment to Business Combination Agreement, dated as of December 31, 2025, by and among Inflection Point Acquisition Corp. III, Air Water Ventures Holdings Limited, IPCX Merger Sub Limited, and Air Water Ventures Limited (composite copy included as Annex A-2 of the F-4).	F-4/A	333-294998	2.2	July 2, 2026
4.3†	Second Amendment to Business Combination Agreement, dated as of June 5, 2026, by and among Inflection Point Acquisition Corp. III, Air Water Ventures Holdings Limited, IPCX Merger Sub Limited, and Air Water Ventures Limited (composite copy included as Annex A-3 of the F-4).	F-4/A	333-294998	2.3	July 2, 2026
4.4	Company Support Agreement, dated as of August 25, 2025, by and among TAU Capital Holding Limited, Inflection Point Acquisition Corp. III, Air Water Ventures Holdings Limited and Air Water Ventures Limited.	8-K	001-42614	10.1	August 25, 2025
4.5	Sponsor Support Agreement, dated as of August 25, 2025, by and among Inflection Point Acquisition Corp. III, Air Water Ventures Holdings Limited and Air Water Ventures Limited.	8-K	001-42614	10.2	August 25, 2025
4.6*	Sponsor Lock-Up Agreement.
4.7	Form of Air Water Holdings Lock-Up Agreement.	8-K	001-42614	10.4	August 25, 2025
4.8*†	Registration Rights Agreement by and among Air Water Ventures Limited, Inflection Point Holdings III LLC, and certain holders named herein, dated August 14, 2026.
4.9	Form of Closing PIPE Subscription Agreement.	8-K	001-42614	10.7	August 25, 2025
4.10	Form of Air Water Ventures Equity Incentive Plan.	F-4/A	333-294998	10.8	June 26, 2026
4.11	Form of Air Water Ventures Limited Employee Share Purchase Plan.	F-4/A	333-294998	10.9	June 26, 2026
4.12	Form of Indemnification Agreement.	F-4/A	333-294998	10.10	June 26, 2026
4.13	Form of PubCo Series A Investor Warrant (included as Annex E of the F-4).	F-4/A	333-294998	4.1	July 2, 2026
8.1	Subsidiaries of PubCo.	F-4/A	333-294998	21.1	June 26, 2026
15.1*	Consent of Grant Thornton, independent registered public accounting firm of Air Water Ventures Limited.
15.2*	Consent of Grant Thornton, independent registered public accounting firm of Air Water Ventures Holdings Limited.
15.3*	Consent of UHY LLP, independent registered public accounting firm of Inflection Point Acquisition Corp. III.

(*)	Filed herewith

(†)	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

III-1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Air Water Ventures Limited

Date: August 20, 2026	By:	/s/ David Tuerff
	Name:	David Tuerff
	Title:	Chief Financial Officer

III-2